Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2020

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated September 14, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: September 14, 2020	By	/s/ J.O. van Klinken
J.O. van Klinken

Executive Vice President and
General Counsel

The Hague – September 14, 2020

Jack McGarry to join Aegon’s Supervisory Board

Aegon announces that Jack McGarry will be nominated for appointment to its Supervisory Board for a four-year term.

Jack McGarry (1958) has extensive experience in the US insurance industry, most recently as Chief Financial Officer of Unum Group, an NYSE-listed provider of workplace financial protection benefits. The proposal to appoint Jack McGarry has been approved by the Dutch Central Bank (DNB), and will be submitted for approval by Aegon’s shareholders at the 2021 Annual General Meeting. Until then, he will attend the Supervisory Board meetings as an observer.

“We would like to welcome Jack to Aegon and look forward to working with him on the Supervisory Board. He has held various leadership roles in risk management, in finance and as CEO of Unum’s business in the United Kingdom. This underscores his in-depth knowledge of the insurance industry and provides him with an integral perspective on managing an insurance company”, said William Connelly, chairman of Aegon’s Supervisory Board.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com